SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2003

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



             RYANAIR & MONDIAL COVERS EUROPE WITH TRAVEL INSURANCE
                   FRANCE - GERMANY - ITALY - SPAIN - BELGIUM

Ryanair, Europe's No.1 low fares airline, today (10th December 03) announced it has teamed up with Mondial Assistance Group to provide low cost travel insurance to consumers in France, Germany, Italy, Spain and Belgium. Prices for up to 31 days cover will cost just EUR14.00, and can be purchased at www.ryanair.com.

Ryanair.com's Commercial Director, Conal Henry said: "Travel insurance is not a luxury - it's an essential. Now Ryanair have teamed up with Mondial Assistance Group to offer low cost travel insurance packages to consumers in France, Germany, Italy, Spain and Belgium, with 31 days cover at just EUR14.00. Passengers can book their travel insurance on-line at www.ryanair.com"

Mondial Assistance Group President, Alain Demissy said: "This agreement is an opportunity to be the international partner of Ryanair, Europe's No.1 low fares airline. This agreement reinforces our position in on-line travel business and is in line with our e-commerce and international client strategy. Besides travel providers, today the Group counts many international agreements with automobile manufacturers and insurance companies, based on long-term partnerships of which some have been initiated almost fifteen years ago".


    Country                   Competitor &       Ryanair     % Cheaper
                                     Price

    Germany              Lufthansa - EUR36         EUR14          61%
    Holland                    KLM - EUR62         EUR14          77%
    Belgium            SN Brussels - EUR31         EUR14          55%
    Spain               Winterthur - EUR47         EUR14          70%
    France        Northern Primary - EUR61         EUR14          77%



EndsWednesday                               10th December 2003
For further information:
Paul Fitzsimmons - Ryanair                  Mondial - Angela Espermuller
Tel : + 353 1 812 1228                      Tel.: +33 1 53 25 53 18


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  10 December 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director